News release

23 July 2020

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2020

RELX, the global provider of information-based analytics and decision tools, reports interim results for the six months to 30 June 2020.

Highlights

Our three largest business areas, STM, Risk & Business Analytics and Legal, which together accounted for 84% of revenue and 87% of adjusted operating profit in full year 2019, reported combined first half revenue of £3,300m (£3,204m) and adjusted operating profit of £1,056m (£1,009m). All three business areas continued to deliver underlying revenue and adjusted operating profit growth in the first half of 2020 and are currently holding up well. Electronic revenues, which accounted for 92% of the total for these three business areas, grew +3% to +4% underlying. The full year outlook for the impact of COVID-19 varies by customer market.

Exhibitions, which accounted for 16% of revenue and 13% of adjusted operating profit in full year 2019, has been impacted significantly by COVID-19, with first half revenue of £201m (£684m), and an adjusted operating loss of £117m (£231m profit). The outlook for the remainder of 2020 for this business area remains highly uncertain.

H1 2020 results

➢Revenue £3,501m (£3,888m) -10%

➢Adjusted operating profit £939m (£1,240m) -24%

➢Adjusted EPS 37.0p (45.9p) -19%

➢Reported operating profit £747m (£1,048m) -29%

➢Reported EPS 28.4p (39.9p) -29%

➢Interim dividend 13.6p (13.6p) unchanged

➢Strong financial position, issued €2bn and $750m of long-term bonds

➢Completed seven acquisitions for total consideration of £720m

Note: Due to the extent of event postponements and cancellations, underlying measures are not meaningful for Exhibitions in the first half, and hence for the group as a whole. Underlying measures for the three largest business areas are shown on page 4

Commenting on the results, Sir Anthony Habgood, Chair, said:

“Despite the challenging environment, RELX has continued to pursue its strategic priorities successfully. Although earnings per share progress has been impacted by COVID-19 related disruption to our exhibitions business, we have announced an unchanged interim dividend of 13.6p reflecting the resilience of our three largest business areas and our strong financial position and cash flow. We also continued to build on our strong ESG performance, with Elsevier in particular supporting the scientific and medical response to COVID-19 with free downloads from the Elsevier Novel Coronavirus Information Centre now exceeding 100 million.”

Chief Executive Officer, Erik Engstrom, commented:

“Our first priority during the COVID-19 pandemic remains the health and safety of our colleagues, our customers, and the wider community in which we operate, whilst continuing to provide services to our customers.”

“Our three largest business areas continued to perform well in the first half, delivering good growth in electronic revenues with product and service quality being maintained at high levels. Exhibitions has responded well to a challenging environment, and remains focused on serving its customers throughout the COVID-19 pandemic and beyond. At the peak of the pandemic nearly all of our offices were closed and 97% of our 33,000 employees in over 40 countries were working remotely. We have now opened nearly half of our offices, and around 50% of our employees have the option to come into the office on a regular basis.”

“Our longer term strategic priority is unchanged: the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by selective acquisitions of targeted data, analytics and exhibition assets that support our organic growth strategies.”

Operating and financial review

RELX 2020 I Interim results 2

Revenue £3,501m (£3,888m) -10%: Our three largest business areas, STM, Risk & Business Analytics and Legal, which together accounted for 84% of revenue and 87% of adjusted operating profit in full year 2019, reported combined first half revenue of £3,300m (£3,204m). All three business areas continued to deliver underlying revenue growth (see page 4). Electronic revenue, which accounted for 92% of the total in the first half for these three business areas, saw underlying growth of +3% to +4%. Print revenue, 8% of the total, saw steeper than historical underlying declines at -17% to -19% impacted by COVID-19 related distribution challenges.

The Exhibitions business, which accounted for 16% of revenue and 13% of adjusted operating profit in full year 2019, was significantly impacted by COVID-19 in the first half of 2020, with revenue of £201m (£684m). Given the extent of event postponements and cancellations, underlying measures are not meaningful for Exhibitions, and hence not for the group as a whole.

Adjusted operating profit £939m (£1,240m) -24%: Our three largest business areas reported combined first half adjusted operating profit of £1,056m (£1,009m) with all three delivering underlying growth. Exhibitions moved into a loss for the first half of £117m (£231m profit).

Reported operating profit £747m (£1,048m) -29%: Reported operating profit includes amortisation of acquired intangible assets of £164m (£147m) and acquisition-related costs of £26m (£38m).

Interest and tax: Adjusted net interest expense was £81m (£97m) with the reduction reflecting lower average interest rates on borrowings. The adjusted tax charge was £151m (£248m) giving an adjusted effective tax rate of 17.6% (21.7%) with the lower tax rate in the period due to some one-off and historical credits. Reported net interest expense was £87m (£103m), and the reported tax charge was £124m (£223m).

Adjusted EPS 37.0p (45.9p) -19%

Reported EPS 28.4p (39.9p) -29%: Reported EPS includes a credit for gains on disposals and other non-operating items of £6m (£57m).

Dividend: We have announced an interim dividend of 13.6p (13.6p), unchanged from the prior year.

Net debt/EBITDA 3.2x (2.6x) including leases and pensions: Net debt, including leases, was £7.5bn (£6.6bn) at 30 June 2020. Excluding leases and pensions, net debt/EBITDA was 2.8x (2.3x). The increase in leverage ratios primarily reflects the impact of COVID-19 on Exhibitions in the first half. The adjusted cash flow conversion rate was 103% (94%). Cash conversion rates in the three largest business areas were in line with recent years. In the first half we issued €2bn and $750m of long-term bonds.

Portfolio development: In the first half of 2020 we completed seven acquisitions of content, data analytics and exhibition assets for a total consideration of £720m, and disposed of a number of small assets for a total of £12m.

Share buybacks: As previously announced, the share buyback for 2020 was suspended in April after £150m had been spent. The Board does not intend to resume the programme this year.

Environmental, social and governance (ESG) recognition: RELX has maintained an AAA rating for ESG with MSCI for four consecutive years, and in April 2020 RELX improved its position in the Sustainalytics ESG rankings with first place in our industry sector, and 17th place in the total universe of over 12,000 companies ranked.

Operating and financial review

RELX 2020 I Interim results 3

RELX FINANCIAL SUMMARY

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies
Revenue	3,501	3,888	-10%	-12%
Adjusted operating profit	939	1,240	-24%	-27%
Adjusted operating margin	26.8%	31.9%
Reported operating profit	747	1,048	-29%
Adjusted net interest expense	(81)	(97)
Adjusted profit before tax	858	1,143	-25%	-28%
Adjusted tax	(151)	(248)
Non-controlling interests	6	-
Adjusted net profit	713	895	-20%	-24%
Reported net profit	548	779	-30%
Reported net margin	15.7%	20.0%
Adjusted earnings per share	37.0p	45.9p	-19%	-23%
Reported earnings per share	28.4p	39.9p	-29%
Net borrowings	7,511	6,640
Ordinary dividend per share	13.6p	13.6p

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Constant currency growth rates are based on 2019 full-year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: current and future economic, political and market forces; the impact of the COVID-19 pandemic as well as other pandemics or epidemics; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for our products; demand for RELX products and services and competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; exhibitors’ and attendees’ ability and desire to attend face-to-face events and availability of event venues; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement.  Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2020 I Interim results 4

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies	Underlying growth
REVENUE
Scientific, Technical & Medical	1,276	1,244	+3%	0%	+1%
Risk & Business Analytics	1,209	1,149	+5%	+3%	+3%
Legal	815	811	0%	-1%	+1%
Exhibitions	201	684	-71%	-71%	nm
Total	3,501	3,888	-10%	-12%	nm
ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	467	445	+5%	-1%	+1%
Risk & Business Analytics	445	422	+5%	+3%	+4%
Legal	150	149	+1%	0%	+12%
Exhibitions	(117)	231	nm	nm	nm
Unallocated items	(6)	(7)
Total	939	1,240	-24%	-27%	nm

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Given the extent of event postponements and cancellations, underlying measures are not meaningful (nm) for Exhibitions in the current period, and hence not for the group as a whole.

Operating and financial review

RELX 2020 I Interim results 5

Scientific, Technical & Medical

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,276	1,244	+3%	0%	+1%
Adjusted operating profit	467	445	+5%	-1%	+1%
Adjusted operating margin	36.6%	35.8%

88% of revenue electronic

Positive underlying revenue growth in the first half of 2020 despite COVID-19 related print distribution issues.

Underlying revenue growth was +1%. After a strong start to the year positive momentum for electronic revenue continued through the first half, with underlying growth of +4%. Print revenue, which was impacted by distribution issues related to COVID-19, saw unusually steep declines of -17%.

Underlying adjusted operating profit growth was +1%, in line with underlying revenue growth.

In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms, and launching over 50 new journals. Growth in the number of article submissions accelerated for both our subscription and open access journals. Subscription renewal completion rates are in line with recent years, and growth in author-pays open access revenue remains very strong.

Databases & tools continued to drive growth across our market segments through content development and enhanced machine learning and natural language processing based functionality.

Print book revenue declined by around -20%, a significantly steeper decline than in recent years due primarily to the closure of book stores and distribution issues caused by COVID-19. Print pharma promotion revenue also declined more steeply than in recent years.

Since January Elsevier has mobilised all of its research content, data analytics know-how, and clinical insights to support the scientific and medical response to the COVID-19 pandemic. The Elsevier Novel Coronavirus Information Centre provides researchers with free access to over 36,000 articles, and to date the number of article downloads from our free Coronavirus content offering has exceeded 100 million. Working with WHO, OSTP, NIH and Wellcome, Elsevier has also made this significant body of knowledge available to global medical research databases for full AI-enabled data mining.

Full year 2020 outlook: Whilst we could see some ongoing impact from the COVID-19 pandemic in our customer markets, and restrictions on movement could continue to impact our ability to conduct new sales in person and distribute print products, overall revenue stability is supported by over 75% being subscription based.

Operating and financial review

RELX 2020 I Interim results 6

Risk & Business Analytics

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,209	1,149	+5%	+3%	+3%
Adjusted operating profit	445	422	+5%	+3%	+4%
Adjusted operating margin	36.8%	36.7%

98% of revenue electronic

Positive underlying revenue growth in the first half in a recovering market environment.

Underlying revenue growth was +3%. Subscription revenue, which represents around 40% of the divisional total, saw only a limited impact from COVID-19 in the first half. After a strong start to the year, transactional revenue, which represents around 60% of the divisional total, softened and became more volatile following the introduction of restrictions on movement in the US in March. Overall transactional revenue, which was growing in the high single digits in January and February, fell in mid-March, before starting to recover from mid-April, returning to growth during May and continuing to improve in June, although the pace of recovery varied between different market segments. Our international revenues continued to grow well.

Underlying adjusted operating profit growth of +4% was slightly ahead of underlying revenue growth.

In Insurance, where subscription accounts for less than 10% of revenue, we continued to drive growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. Transactional volumes have improved since mid-April, with growth rates in shopping activity returning to pre-COVID-19 levels. Driving activity and claims volumes are increasing gradually, and are now approaching pre-COVID-19 levels.

In Business Services, where subscription accounts for nearly 40% of revenue, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive growth. Transactional revenue has already returned to pre-COVID-19 growth rates in several segments including fraud prevention, whilst recovering more gradually in some other areas, such as credit risk.

In Data Services, where subscription accounts for over 80% of revenue, organic development of innovative new products and expansion of the range of decision tools continued to drive growth in all key market verticals. COVID-19 related restrictions have impacted our different customer industry segments to varying degrees, and we are continuing to see some impact on new subscription sales and delays in product implementations by some customers. In Government, we continue to develop and roll out new product offerings, delivering strong growth in the first half.

We completed four acquisitions in the first half, the largest of which was Emailage, a provider of email-based fraud prevention solutions which complements our other offerings such as ThreatMetrix digital identity solutions, which have continued to perform very strongly throughout the COVID-19 pandemic.

Full year 2020 outlook: The current run rate for underlying revenue growth is around half the growth rate of recent years. The full year outcome remains dependent on the pace of recovery in business activity in the US and on the level of transactional activity in our customer markets.

Operating and financial review

RELX 2020 I Interim results 7

Legal

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies	Underlying growth
Revenue	815	811	0%	-1%	+1%
Adjusted operating profit	150	149	+1%	0%	+12%
Adjusted operating margin	18.4%	18.4%

88% of revenue electronic

Positive underlying revenue growth in the first half of 2020 despite COVID-19 related print declines.

Underlying revenue growth was +1%. A strong start to the year and good growth in legal analytics drove electronic revenue growth of +4%. The rate of decline in print revenues was significantly steeper than in recent years at -19%, reflecting supply disruption and temporary customer office closures caused by COVID-19. This pattern was seen across all geographies, resulting in North America performing better than some international markets reflecting the higher proportion of electronic revenue there.

Underlying adjusted operating profit growth of +12% was ahead of underlying revenue growth reflecting continued efficiency gains. The difference between underlying and constant currency growth reflects portfolio effects, with dilution from recent acquisitions and disposals resulting in an unchanged adjusted operating profit margin.

The completion of the new platform roll-out has enabled the continued release of broader data sets and further application of machine learning and natural language processing technologies that enhance our research products and market leading analytics.

The legal services market environment has seen some impact from COVID-19, with employment in the US legal sector declining in the February to April 2020 period, before recovering slightly by June. Our new sales also saw a dip in March and April, but subsequently recovered to pre-COVID-19 levels in May and June, with renewal rates holding up overall.

Full year 2020 outlook: The rate of growth will be dependent on the pace of recovery in the legal services industry, and on our ability to conduct new sales in person and distribute print products, but overall revenue stability is supported by nearly 80% being subscription based.

Operating and financial review

RELX 2020 I Interim results 8

Exhibitions

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies	Underlying growth
Revenue	201	684	-71%	-71%	nm
Adjusted operating (loss)/profit	(117)	231	nm	nm	nm
Adjusted operating margin	nm	33.8%

Underlying revenue growth rates exclude exhibition cycling, and timing effects. Given the extent of event postponements and cancellations, underlying measures are not meaningful (nm) for Exhibitions for the current period.

First half revenue and profit significantly impacted by COVID-19 related restrictions.

In the first half events representing around 15% of expected full year revenues took place, with revenue for those events slightly ahead of the same events in the prior year.

Following the closure of many venues, and the introduction of restrictions on movement and large gatherings in our markets, no events took place between mid-March and early June. In June we were able to successfully stage two events in China.

Events representing around 20% of expected full year revenue have been postponed until later in the year, some in combination with other second half events, with a further 5% being rescheduled into 2021, and 30% still planned to take place in the second half as originally scheduled. Events representing around 30% of 2020 full year revenue have now been cancelled.

Whilst the disruption to our customers caused by COVID-19 has been significant, we have accelerated our rate of innovation and experimentation with around 170 events across our portfolio incorporating new digital initiatives. So far this year we have hosted nearly 400 webinar events attracting almost 100,000 attendees, as well as a number of fully virtual events such as Arabian Travel Market, which attracted over 3,000 exhibitors and 12,000 visitors. Whilst initial revenues from our virtual events will be limited, the initiatives enable interaction among event participants over an extended time period and support the brand value of our events.

The adjusted operating loss in the first half reflects the loss of contribution from events that have been postponed or cancelled, together with abortive costs on events that have been cancelled. We are taking action to save costs across the business, whilst continuing to serve our customers and maintain market presence. Based on our current event schedule we expect savings in direct and indirect costs for 2020 totalling around £300m.

The majority of the events we have scheduled for the remainder of the year are due to take place in the September-December period. They remain subject to the risk of cancellation primarily depending on local government policies on events and travel. Events that do take place are likely to experience some revenue attrition.

Full year 2020 outlook: Depending on the impact and duration of the restrictions resulting from the COVID-19 pandemic, further rescheduling or cancellation of events may be necessary, making the full year outlook highly uncertain.

Operating and financial review

                                                                                                                                                                                                                                       RELX 2020 I Interim results9

Financial review: REPORTED AND ADJUSTED FIGURES

	Six months ended 30 June
	2020 £m	2019 £m	Change	Change at constant currencies
Reported figures
Revenue	3,501	3,888	-10%	-12%
Operating profit	747	1,048	-29%
Profit before tax	666	1,002	-34%
Net profit attributable to RELX PLC shareholders	548	779	-30%
Net margin	15.7%	20.0%
Earnings per share	28.4p	39.9p	-29%

Adjusted figures
Revenue	3,501	3,888	-10%	-12%
Operating profit	939	1,240	-24%	-27%
Operating margin	26.8%	31.9%
Profit before tax	858	1,143	-25%	-28%
Net profit attributable to RELX PLC shareholders	713	895	-20%
Net margin	20.4%	23.0%
Earnings per share	37.0p	45.9p	-19%	-23%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Constant currency growth rates are based on 2019 full-year average and hedge exchange rates.

Revenue

Revenue for the half year was £3,501m (2019: £3,888m), down 10%. Three business areas – Scientific, Technical & Medical, Risk & Business Analytics and Legal – reported higher revenue than the comparative period, but this was more than offset by the reduction in revenue from Exhibitions as very few events took place after mid-March due to restrictions imposed in response to the COVID-19 pandemic.

Profit

Total adjusted operating profit was £939m (2019: £1,240m), down 24%. Three business areas reported higher adjusted operating profit, but Exhibitions reported an adjusted loss of £117m (2019: adjusted profit of £231m) as a result of the inability to hold events due to the COVID-19 pandemic.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £747m (2019: £1,048m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £164m (2019: £147m). The charge includes £8m of accelerated amortisation of acquired intangibles in Exhibitions which is no longer considered recoverable.

The overall adjusted operating margin was 26.8% with the 5.1 percentage points reduction from the prior period driven by the loss in Exhibitions.

Adjusted interest expense was £81m (2019: £97m), with the reduction reflecting lower average interest rates. The adjusted expense excludes the net pension financing charge of £5m (2019: £6m).

Operating and financial review

RELX 2020 I Interim results 10

Adjusted profit before tax was £858m (2019: £1,143m), down 25%.

The adjusted tax charge was £151m (2019: £248m). The adjusted effective tax rate was 17.6% (2019: 21.7%) with the reduction from the prior period due to a number of one-off credits including some benefit from the relaxation of interest deductibility restrictions in the US. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profit and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £124m (2019: £223m).

The adjusted net profit attributable to RELX PLC shareholders of £713m (2019: £895m) was down 20%. Adjusted earnings per share was down 19% at 37.0p (2019: 45.9p). At constant rates of exchange, adjusted earnings per share decreased by 23%.

The reported net profit attributable to RELX PLC shareholders was £548m (2019: £779m).

Cash flows

	Six months ended 30 June
	2020 £m	2019 £m
Adjusted cash flow conversion
Adjusted operating profit	939	1,240
Depreciation and amortisation of internally developed intangible assets	163	146
Depreciation of right-of-use assets	41	40
Capital expenditure	(168)	(171)
Repayment of lease principal (net)*	(42)	(42)
Working capital and other items	36	(48)
Adjusted cash flow	969	1,165
Adjusted cash flow conversion	103%	94%
* Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £969m (2019: £1,165m), down 17% compared with the prior year and down 20% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow remained strong at 103% (2019: 94%) as the reduction in adjusted cash flow was lower than the reduction in adjusted operating profit. Cash conversion rates in the three largest business areas were in line with recent years.

Capital expenditure was £168m (2019: £171m), including £153m (2019: £150m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and the amortisation of internally developed intangible assets was £163m (2019: £146m).

Operating and financial review

RELX 2020 I Interim results 11

	Six months ended 30 June
	2020 £m	2019 £m
Free cash flow
Adjusted cash flow	969	1,165
Cash interest paid	(115)	(97)
Cash tax paid	(227)	(253)
Acquisition-related costs*	(31)	(21)
Free cash flow before dividends	596	794
Dividends	(617)	(578)
Free cash flow after dividends	(21)	216
*Including cash tax relief

Free cash flow before dividends was £596m (2019: £794m). Ordinary dividends paid to shareholders in the period, being the final 2019 dividend, amounted to £617m (2019: £578m). Free cash flow after dividends was an outflow of £21m (2019: inflow £216m).

Interest paid was £115m (2019: £97m) with the difference from adjusted interest expense primarily reflecting the cash element of the charge on early redemption of some long term bonds. The early redemption was announced in December and the charge was recognised in 2019, with the bonds redeemed in January 2020. Tax paid, excluding tax relief on acquisition-related costs and tax paid on disposals, was £227m (2019: £253m), with the reduction reflecting the lower tax charge for the period, albeit some of the cash benefit from the lower charge will be realised in later periods.

	Six months ended 30 June
	2020 £m	2019 £m
Reconciliation of net debt
Net debt at 1 January	(6,191)	(6,177)
Free cash flow post dividends	(21)	216
Net disposal proceeds	11	2
Acquisition cash spend (including borrowings in acquired businesses)	(724)	(254)
Share repurchases	(150)	(400)
Purchase of shares by the Employee Benefit Trust	(37)	(37)
Other*	16	(1)
Currency translation	(415)	11
Movement in net debt	(1,320)	(463)
Net debt at 30 June	(7,511)	(6,640)
*Cash taxes on disposals, distributions to non-controlling interests, leases and share option exercise proceeds.

Total consideration on acquisitions completed in the six months to 30 June 2020 was £720m (2019: £246m). Cash spent on acquisitions was £721m (2019: £253m), excluding borrowings in acquired businesses of £3m (2019: £1m). Cash spent also includes deferred consideration of £4m (2019: £21m) on past acquisitions. The two most significant acquisitions in the period were Emailage and ID Analytics, both of which are now part of Risk & Business Analytics.

Total consideration for the disposal of non-strategic assets in the first half of 2020 was £12m (2019: £45m). Net cash inflow, after timing differences and separation and transaction costs, was £11m (2019: £2m).

Share repurchases in the first half were £150m (2019: £400m). A total of 7.8m of RELX PLC shares were repurchased at an average price of 1,918p. The buyback programme was suspended in April, in response to the impact of the COVID-19 pandemic. The Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £37m (2019: £37m). Proceeds from the exercise of share options were £7m (2019: £18m).

Operating and financial review

RELX 2020 I Interim results 12

Debt

Net borrowings at 30 June 2020 were £7,511m, an increase of £1,320m since 31 December 2019, reflecting exchange rate movements, spend on acquisitions and the seasonal pattern of cash flows. The majority of our borrowings are denominated in US dollars and euros, and sterling being weaker at the end of the period increased net borrowings when translated into sterling. Expressed in US dollars, net borrowings at 30 June 2020 were $9,298m, an increase of $1,087m since 31 December 2019.

Gross borrowings of £7,828m (31 December 2019: £6,414m) are comprised of bank and bond borrowings of £7,502m (31 December 2019: £6,072m) and lease liabilities under IFRS 16 of £326m (31 December 2019: £342m). The fair value of related derivative net assets was £94m (31 December 2019: £52m), finance lease receivables totalled £28m (31 December 2019: £33m) and cash and cash equivalents totalled £195m (31 December 2019: £138m). In aggregate, these give the net borrowings figure of £7,511m (31 December 2019: £6,191m).

The effective interest rate on gross bank and bond borrowings was 2.2% in the first half of 2020, 0.9 percentage points lower than in the first half of 2019 reflecting the benefit of refinancing historical bonds that had higher rates of interest. As at 30 June 2020, gross bank and bond borrowings had a weighted average life remaining of 5.6 years and a total of 62% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 3.2x (30 June 2019: 2.6x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.8x (30 June 2019: 2.3x). The increase in leverage ratios primarily reflects the impact of the operating loss recorded by Exhibitions in the first half, together with higher net debt as a result of acquisition spend.

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £611m (30 June 2019: £457m, 31 December 2019: £520m). There was a net deficit of £339m (30 June 2019: £205m, 31 December 2019: £254m) in respect of funded schemes, which were on average 94% funded at the end of the period on an IFRS basis. The higher deficit is primarily due to lower discount rates in both the UK and US.

Liquidity and going concern

In March 2020 €2bn of euro denominated fixed rate term debt was issued, comprising: €700m with a coupon of 0% and a maturity of four years, €800m with a coupon of 0.5% and a maturity of eight years and €500m with a coupon of 0.875% and a maturity of 12 years. In May 2020 $750m of US dollar denominated fixed rate term debt was issued, with a coupon of 3% and a maturity of ten years. In January 2020, $950m of US term debt maturing in October 2022 was redeemed early, in accordance with early repayment options allowed by the terms of the bonds.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. The Group has access to committed bank facilities aggregating over $3.5bn, with over $2.9bn of these facilities maturing in 2023 or 2024. These facilities are undrawn. They include a covenant limiting the ratio of net debt to EBITDA to 3.75x, with RELX having the option once over the life of the facilities to increase this limit to 4.25x for a 12 month period (covering two consecutive semi-annual testing dates) following any acquisition. For the purposes of the covenant, net debt includes leases but excludes pensions. At 30 June 2020, measured on the basis used in the covenant test, the ratio of net debt to EBITDA was 2.9x.

Operating and financial review

RELX 2020 I Interim results 13

In light of the current and potential impact of the COVID-19 pandemic, a range of scenarios has been considered in assessing the Group’s ability to continue as a going concern. The most severe, stress case scenario considered the impact of Exhibitions being able to hold only a small number of events for a prolonged period, as well as the impact on the other business areas of further disruption from the re-imposition of travel and other restrictions. In all cases, the Group is projected to maintain substantial liquidity headroom, with no need to access bond markets, whilst still repaying existing term debt that falls due in 2020 and 2021. All cases also show the Group continuing to comply with the covenant limit described above, even when the most severe, stress case scenario is combined with potential cash outflows that could be caused by the crystallisation of other principal risks unrelated to COVID-19.

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual market segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 29 for reconciliations of adjusted measures.

For the six month period ended 30 June 2020, given the extent of event cancellations and postponements, underlying measures are not meaningful (nm) for Exhibitions, and hence not for the group as a whole and as such are not presented. We continue to present underlying measures for the other three business areas, Scientific, Technical & Medical, Risk & Business Analytics and Legal, and to present adjusted measures for all business areas and for the Group.

Dividends

The interim dividend proposed by the Board is 13.6p per share, unchanged from the dividend for the prior period.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2020 and the aggregate 2019 final and 2020 proposed interim dividends, is 1.8x. The strong dividend cover has enabled the Board to maintain the dividend despite the reduction in earnings per share caused by the loss in Exhibitions.

Operating and financial review

RELX 2020 I Interim results 14

PRINCIPAL AND EMERGING RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX for the remainder of the financial year. The incremental risks and uncertainties relating to the COVID-19 pandemic are described below. Risks relating to Face to Face Events are now shown as a separate principal risk. Customer Demand for Our Products and Market Disruption are merged into a single risk reflecting the close interrelationship between these risks. Other than these changes we consider principal risks and uncertainties remain unchanged from those set out on pages 58 to 61 of the RELX Annual Report and Financial Statements 2019.

COVID-19 pandemic

The impact of the COVID-19 pandemic to RELX’s business will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, new information which may emerge concerning the severity of the pandemic, the geographies impacted, changes in worldwide economic conditions, reductions in customer spending, disruptions and volatility in the global capital markets and the nature, severity and duration of measures adopted by governments to control the spread of the COVID-19 pandemic.

Our business performance and financial condition may be adversely affected by negative changes in general economic conditions. Further deteriorations in economic conditions, as a result of the COVID-19 pandemic or otherwise, could lead to a further or prolonged decline in customer demand for our products and services and negatively impact our business. Decline or volatility in customer demand for one or more of our products due to cost-cutting, reduced spending, reduced activity or delayed renewals by our customers may impact RELX’s revenues and profits.

Containment measures that governments adopt or that we take, such as quarantines or other travel restrictions and site closures, may interfere with the ability of our employees, vendors and data suppliers to perform their respective responsibilities and obligations. Due to the COVID-19 pandemic, no Exhibition events took place between the middle of March and the end of May. Two exhibitions have now taken place in China in June. Some events have been cancelled with a resultant loss of revenue. Others have been postponed and are currently scheduled to take place later in 2020, in some cases in combination with other second-half events. Events that have been postponed are likely to experience a decline in revenue and incur extra costs associated with the rescheduling. Depending on the impact and duration of the restrictions resulting from the COVID-19 pandemic, further rescheduling or cancellation of events may be necessary.

Disruption and volatility in financial markets and capital markets may adversely impact RELX’s access to financing or the terms of any such financing.

These factors have had an adverse impact on our business performance thus far this year (in particular on our Exhibitions business segment) and could further adversely impact our business performance as well as having an adverse impact on our financial condition. To the extent the COVID-19 pandemic adversely affects our business performance and financial results, it may also have the effect of heightening many of the other risks described below.

Operating and financial review

RELX 2020 I Interim results 15

Principal risks and uncertainties

•

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, international trading relations, political uncertainties, epidemics, acts of war and civil unrest, and levels of government funding available to our customers.

•

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Examples of data privacy laws relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records include the European Union’s General Data Protection Regulation (‘GDPR’) and the California Consumer Privacy Act (‘CCPA’), as well as evolving regulation in many jurisdictions where RELX operates.

•

Compromise of data privacy, through a failure of our cyber security measures, other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our Scientific, Technical & Medical (‘STM’) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this

Operating and financial review

RELX 2020 I Interim results 16

could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

•

Face to Face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism, and assignment of venues to alternative uses. Each or any of these may impact exhibitors and visitors desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

•

Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities, could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race, national origin or other characteristics could adversely affect our reputation and business performance.

•

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the

Operating and financial review

RELX 2020 I Interim results 17

market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (‘OECD’) is continuing to explore changes to the way in which profits are allocated for tax purposes between jurisdictions and other reforms. As a result of the OECD’s work and other initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•

The RELX consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

•

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

As a global provider of professional information solutions to the STM, risk & business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and integrity, including those related to anti-bribery and anti-corruption, sanctions and principled business conduct. A breach of generally accepted ethical business standards or laws could adversely affect our business performance, reputation and financial condition.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 18

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2019 £m		Note	2020 £m	2019 £m
7,874	Revenue	2	3,501	3,888
(2,755)	Cost of sales		(1,253)	(1,366)
5,119	Gross profit		2,248	2,522
(1,292)	Selling and distribution costs		(621)	(625)
(1,767)	Administration and other expenses		(886)	(871)
41	Share of results of joint ventures		6	22
2,101	Operating profit		747	1,048
9	Finance income		2	2
(314)	Finance costs		(89)	(105)
(305)	Net finance costs		(87)	(103)
51	Disposals and other non-operating items		6	57
1,847	Profit before tax		666	1,002
(382)	Current tax		(165)	(247)
44	Deferred tax		41	24
(338)	Tax expense		(124)	(223)
1,509	Net profit for the period		542	779
	Attributable to:
1,505	RELX PLC shareholders		548	779
4	Non-controlling interests		(6)	–
1,509	Net profit for the period		542	779

Year ended 31 December			Six months ended 30 June
2019	Earnings per share		2020	2019
77.4p	Basic earnings per share	3	28.4p	39.9p
76.9p	Diluted earnings per share	3	28.3p	39.6p

Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 19

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2019 £m		Note	2020 £m	2019 £m
1,509	Net profit for the period		542	779
	Items that will not be reclassified to profit or loss:
(137)	Actuarial losses on defined benefit pension schemes	6	(84)	(19)
23	Tax on items that will not be reclassified to profit or loss		26	1
(114)	Total items that will not be reclassified to profit or loss		(58)	(18)
	Items that may be reclassified subsequently to profit or loss:
(82)	Exchange differences on translation of foreign operations		155	49
16	Fair value movements on cash flow hedges		(66)	(19)
35	Transfer to net profit from cash flow hedge reserve		13	19
(8)	Tax on items that may be reclassified to profit or loss		10	–
(39)	Total items that may be reclassified to profit or loss		112	49
(153)	Other comprehensive income/(loss) for the period		54	31
1,356	Total comprehensive income for the period		596	810
	Attributable to:
1,352	RELX PLC shareholders		602	810
4	Non-controlling interests		(6)	–
1,356	Total comprehensive income for the period		596	810

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 20

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2019 £m		Note	2020 £m	2019 £m
	Cash flows from operating activities
2,724	Cash generated from operations	5	1,140	1,322
(175)	Interest paid (including lease interest)		(118)	(99)
4	Interest received		3	2
(464)	Tax paid (net)		(241)	(244)
2,089	Net cash from operating activities		784	981
	Cash flows from investing activities
(423)	Acquisitions		(721)	(253)
(47)	Purchases of property, plant and equipment		(15)	(21)
(333)	Expenditure on internally developed intangible assets		(153)	(150)
(8)	Purchase of investments		–	–
2	Proceeds from disposals of property, plant and equipment		–	2
82	Gross proceeds from business disposals		22	20
(40)	Payments on business disposals		(11)	(18)
34	Dividends received from joint ventures		6	26
(733)	Net cash used in investing activities		(872)	(394)
	Cash flows from financing activities
(842)	Dividends paid to shareholders		(617)	(578)
(9)	Distributions to non-controlling interests		(1)	(2)
98	(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(586)	345
729	Issuance of term debt		2,321	724
(617)	Repayment of term debt		(754)	(611)
(102)	Repayment of leases		(52)	(51)
16	Receipts in respect of subleases		8	7
6	Disposal of non-controlling interest		–	–
(600)	Repurchase of ordinary shares		(150)	(400)
(37)	Purchase of shares by the Employee Benefit Trust		(37)	(37)
29	Proceeds on issue of ordinary shares		7	18
(1,329)	Net cash provided by/(used in) financing activities		139	(585)

27	Increase in cash and cash equivalents	5	51	2
	Movement in cash and cash equivalents
114	At start of period		138	114
27	Increase in cash and cash equivalents		51	2
(3)	Exchange translation differences		6	2
138	At end of period		195	118

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 21

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2019 £m		Note	2020 £m	2019 £m
	Non-current assets
6,824	Goodwill		7,701	6,999
3,452	Intangible assets		3,852	3,625
118	Investments in joint ventures		124	114
133	Other investments		145	182
180	Property, plant and equipment		178	188
264	Right-of-use assets		254	272
31	Other receivables		32	32
239	Deferred tax assets		297	451
45	Net pension assets	6	46	38
58	Derivative financial instruments		88	76
11,344			12,717	11,977
	Current assets
217	Inventories and pre-publication costs		237	214
2,067	Trade and other receivables		1,802	1,762
23	Derivative financial instruments		13	17
138	Cash and cash equivalents		195	118
2,445			2,247	2,111
13,789	Total assets		14,964	14,088
	Current liabilities
3,479	Trade and other payables		3,205	3,107
24	Derivative financial instruments		35	27
2,060	Borrowings	5	1,217	1,107
372	Taxation		290	453
12	Provisions		14	14
5,947			4,761	4,708
	Non-current liabilities
10	Derivative financial instruments		18	26
4,354	Borrowings	5	6,611	5,768
593	Deferred tax liabilities		692	830
565	Net pension obligations	6	657	495
108	Other payables		114	–
22	Provisions		14	29
5,652			8,106	7,148
11,599	Total liabilities		12,867	11,856
2,190	Net assets		2,097	2,232
	Capital and reserves
286	Share capital	8	286	290
1,443	Share premium	8	1,450	1,433
(834)	Shares held in treasury	8	(888)	(1,089)
292	Translation reserve		447	423
979	Other reserves		784	1,148
2,166	Shareholders’ equity		2,079	2,205
24	Non-controlling interests		18	27
2,190	Total equity		2,097	2,232

Approved by the Board of RELX PLC, 22 July 2020.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 22

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the year		–	–	–	155	447	602	(6)	596
Dividends paid	4	–	–	–	–	(617)	(617)	(1)	(618)
Issue of ordinary shares, net of expenses		–	7	–	–	–	7	–	7
Repurchase of ordinary shares		–	–	(87)	–	–	(87)	–	(87)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	8	8	–	8
Settlement of share awards		–	–	33	–	(33)	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	1	1
Balance at 30 June 2020		286	1,450	(888)	447	784	2,079	18	2,097
Balance at 1 January 2019		290	1,415	(734)	374	984	2,329	30	2,359
Total comprehensive income for the period		–	–	–	49	761	810	–	810
Dividends paid		–	–	–	–	(578)	(578)	(2)	(580)
Issue of ordinary shares, net of expenses		–	18	–	–	–	18	–	18
Repurchase of ordinary shares		–	–	(387)	–	–	(387)	–	(387)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	13	13	–	13
Settlement of share awards		–	–	32	–	(32)	–	–	–
Bonus issue of ordinary share		4,000	–	–	–	(4,000)	–	–	–
Cancellation of bonus share		(4,000)	–	–	–	4,000	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(1)	(1)
Balance at 30 June 2019		290	1,433	(1,089)	423	1,148	2,205	27	2,232
Balance at 1 January 2019		290	1,415	(734)	374	984	2,329	30	2,359
Total comprehensive income for the year		–	–	–	(82)	1,434	1,352	4	1,356
Dividends paid	4	–	–	–	–	(842)	(842)	(9)	(851)
Issue of ordinary shares, net of expenses		1	28	–	–	–	29	–	29
Repurchase of ordinary shares		–	–	(637)	–	–	(637)	–	(637)
Bonus issue of ordinary share		4,000	–	–	–	(4,000)	–	–	–
Cancellation of bonus share		(4,000)	–	–	–	4,000	–	–	–
Cancellation of shares		(5)	–	504	–	(499)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	33	33	–	33
Settlement of share awards		–	–	33	–	(33)	–	–	–
Acquisitions		–	–	–	–	–	–	(1)	(1)
Put option		–	–	–	–	(103)	(103)	–	(103)
Disposal of non-controlling interest		–	–	–	–	5	5	1	6
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(1)	(1)
Balance at 31 December 2019		286	1,443	(834)	292	979	2,166	24	2,190

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 23

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The condensed consolidated financial information for the six months ended 30 June 2020 and the comparative amounts to 30 June 2019 are unaudited but have been reviewed. The financial information for the year ended 31 December 2019 has been abridged from the RELX Annual Report and Financial Statements 2019, which have been filed with the UK Registrar of Companies, for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 133 to 174 of the RELX Annual Report and Financial Statements 2019. We operate a number of defined benefit pension schemes around the world. At 30 June 2020, across the schemes combined, 82% of investments held were in assets with an observable market value, such as traded equities and bonds, or in cash. Of the remaining 18% of the schemes’ combined assets, around 7% are invested in other asset categories such as real estate funds, where levels of market activity have been reduced significantly in recent months. Whilst these assets have been valued by independent valuers, there is a lack of recent observable transactions when compared to prior periods, creating greater valuation uncertainty.

Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2020. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, and the level of headroom under the financial covenant applicable to those facilities. Please see page 12 for further details of the assessment performed.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the period

No interpretations or amendments to IFRS effective for 2020 have had a significant impact on the RELX accounting policies or reporting in the current period.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 24

2Segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. It operates in four major market segments: Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk & Business Analytics provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes; Exhibitions is a leading global events business, combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 29.

Revenue

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
	Market segment
2,637	Scientific, Technical & Medical	1,276	1,244
2,316	Risk & Business Analytics	1,209	1,149
1,652	Legal	815	811
1,269	Exhibitions	201	684
7,874	Total	3,501	3,888
	Geographical market
4,391	North America	2,146	2,187
1,800	Europe	670	878
1,683	Rest of world	685	823
7,874	Total	3,501	3,888

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
	Analysis of revenue by type
4,129	Subscriptions	2,103	1,980
3,678	Transactional	1,376	1,874
67	Advertising	22	34
7,874	Total	3,501	3,888

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
	Market segment
982	Scientific, Technical & Medical	467	445
853	Risk & Business Analytics	445	422
330	Legal	150	149
331	Exhibitions	(117)	231
2,496	Subtotal	945	1,247
(5)	Unallocated items	(6)	(7)
2,491	Total	939	1,240

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 25

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares.

Earnings per share

Year ended 31 December				Six months ended 30 June
2019				2020			2019
Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,505	1,943.5	77.4p	Basic earnings per share	548	1,926.6	28.4p	779	1,951.6	39.9p
1,505	1,956.2	76.9p	Diluted earnings per share	548	1,938.7	28.3p	779	1,964.7	39.6p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2019				2020			2019
Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,808	1,943.5	93.0p	Adjusted earnings per share	713	1,926.6	37.0p	895	1,951.6	45.9p

Adjusted net profit is reconciled to net profit on page 29.

4Dividends

During the six months ended 30 June 2020, the 2019 final dividend of 32.1p per ordinary share was paid, totalling £617m based on the number of ordinary shares in issue at the ex-dividend date.

On 23 July 2020 an interim dividend of 13.6p (2019: 13.6p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £262m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 2 September 2020, with an ex-dividend date of 30 July 2020 and a record date of 31 July 2020. The Euro equivalent of the interim dividend will be announced on 20 August 2020.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 17 August 2020. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 17 August 2020.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 26

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
2,101	Operating profit	747	1,048
(41)	Share of results of joint ventures	(6)	(22)
294	Amortisation of acquired intangible assets	164	147
249	Amortisation of internally developed intangible assets	135	117
58	Depreciation of property, plant and equipment	28	29
82	Depreciation of right-of-use assets	41	40
32	Share based remuneration	9	12
715	Total non-cash items	377	345
(51)	Decrease/(increase) in working capital	22	(49)
2,724	Cash generated from operations	1,140	1,322

Reconciliation of net borrowings

Year ended 31 December		Six months ended 30 June
2019 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2020 £m	2019 £m
(6,177)	At start of period	138	(6,414)	52	33	(6,191)	(6,177)

27	Increase in cash and cash equivalents	51	–	–	–	51	2
(210)	Increase in borrowings	–	(981)	–	–	(981)	(458)
86	Repayment of leases	–	52	–	(8)	44	44
(97)	Changes in net borrowings resulting from cash flows	51	(929)	–	(8)	(886)	(412)
(6)	Borrowings in acquired businesses	–	(3)	–	–	(3)	(1)
(28)	Remeasurement and derecognition of leases	–	(1)	–	–	(1)	(8)
(60)	Inception of leases	–	(14)	–	1	(13)	(42)
(94)	Fair value adjustments	–	(40)	38	–	(2)	(11)
271	Exchange translation differences	6	(427)	4	2	(415)	11
(6,191)	At end of period	195	(7,828)	94	28	(7,511)	(6,640)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net borrowings as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 27

5Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

As at 31 December		Six months ended 30 June
2019 £m		Borrowings (excluding leases) £m	Lease liabilities £m	2020 £m	2019 £m
2,060	Within 1 year	1,120	97	1,217	1,107
512	Within 1 to 2 years	36	82	118	1,045
90	Within 2 to 3 years	601	60	661	102
705	Within 3 to 4 years	1,220	42	1,262	1,278
462	Within 4 to 5 years	693	25	718	612
2,585	After 5 years	3,832	20	3,852	2,731
4,354	After 1 year	6,382	229	6,611	5,768
6,414	Total	7,502	326	7,828	6,875

Short-term bank loans, overdrafts and commercial paper are backed up by $3,580m (£2,892m) of committed bank facilities, consisting of tranches of: $31m maturing in 2021, $580m maturing in 2022, $1,263m maturing in 2023 and $1,706m maturing in 2024. The committed bank facilities are undrawn.

The total fair value of gross borrowings (excluding leases) as at 30 June 2020 was £8,367m (30 June 2019: £6,947m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
(433)	At start of period	(520)	(433)
(24)	Service cost	(11)	(12)
(12)	Net interest on net defined benefit obligation	(5)	(6)
13	Settlements and past service credits	–	–
72	Contributions by employer	12	13
(124)	Actuarial losses	(84)	(19)
1	Exchange translation differences	(3)	–
(13)	Impact of asset ceiling	–	–
(520)	At end of period	(611)	(457)

The net pension deficit comprises:

As at 31 December		As at 30 June
2019 £m		2020 £m	2019 £m
4,762	Fair value of scheme assets	5,059	4,778
(5,016)	Defined benefit obligations of funded schemes	(5,398)	(4,983)
(254)	Net deficit of funded schemes	(339)	(205)
(253)	Defined benefit obligations of unfunded schemes	(272)	(252)
(13)	Impact of asset ceiling	–	–
(520)	Net deficit	(611)	(457)

Notes to the condensed consolidated financial information

RELX 2020 I Interim results 28

6Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

As at 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
45	Net pension asset	46	38
(565)	Net pension obligations	(657)	(495)
(520)	Overall net pension obligation	(611)	(457)

7Acquisitions

Total consideration for the acquisitions made in the period was £720m, including Emailage, a provider of email-based fraud solutions, and ID Analytics, a provider of credit and fraud solutions. The results and net assets of the acquisitions have been consolidated into the RELX results from the point of close. The assessment of the fair values of the assets and liabilities is ongoing and as such provisional amounts (as permitted by IFRS 3) have been included in the 30 June 2020 results. The largest provisional amounts recognised for these acquisitions at 30 June 2020 relate to goodwill of £444m and intangible assets of £353m. The fair values will be finalised during 2020 and disclosure provided in the 2020 Annual Report and Accounts.

8Share capital

Year ended 31 December		Six months ended 30 June
2019		2020			2019
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	Number of ordinary shares
1,961.9	At start of period	1,980.8	(48.9)	1,931.9	1,961.9
3.1	Issue of ordinary shares	0.7	–	0.7	2.1
(33.5)	Repurchase of ordinary shares	–	(7.8)	(7.8)	(23.1)
0.4	Net release of shares by the Employee Benefit Trust	–	0.5	0.5	0.3
1,931.9	At end of period	1,981.5	(56.2)	1,925.3	1,941.2

9Related party transactions

There have been no material related party transactions in the period ended 30 June 2020.

10 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2019			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2020	30 June 2019	30 June 2020	30 June 2019
1.14	1.18	Euro to sterling	1.14	1.15	1.10	1.12
1.28	1.33	US dollars to sterling	1.26	1.29	1.24	1.27

Reconciliation of additional performance measures

RELX 2020 I Interim results 29

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

Year ended 31 December		Six months ended 30 June
2019 £m		2020 £m	2019 £m
2,101	Operating profit	747	1,048
	Adjustments:
295	Amortisation of acquired intangible assets	164	147
84	Acquisition-related costs	26	38
12	Reclassification of tax in joint ventures	2	7
(1)	Reclassification of finance income in joint ventures	–	–
2,491	Adjusted operating profit	939	1,240

1,847	Profit before tax	666	1,002
	Adjustments:
295	Amortisation of acquired intangible assets	164	147
84	Acquisition-related costs	26	38
12	Reclassification of tax in joint ventures	2	7
13	Net interest on net defined benefit pension obligation and other	5	6
(51)	Disposals and other non-operating items	(5)	(57)
2,200	Adjusted profit before tax	858	1,143

(338)	Tax charge	(124)	(223)
	Adjustments:
26	Deferred tax movements on goodwill and acquired intangible assets	14	4
(3)	Tax on net interest on net defined benefit pension obligation and other	(1)	(1)
(15)	Tax on acquisition-related costs	(3)	(7)
(12)	Reclassification of tax in joint ventures	(2)	(7)
11	Tax on disposals and other non-operating items	(6)	13
(57)	Other deferred tax credits from intangible assets*	(29)	(27)
(388)	Adjusted tax charge	(151)	(248)

1,505	Net profit attributable to RELX PLC shareholders	548	779
	Adjustments (post-tax):
321	Amortisation of acquired intangible assets	178	151
69	Acquisition-related costs	23	31
10	Net interest on net defined benefit pension obligation and other	4	5
(40)	Disposals and other non-operating items	(11)	(44)
(57)	Other deferred tax credits from intangible assets*	(29)	(27)
1,808	Adjusted net profit attributable to RELX PLC shareholders	713	895

2,724	Cash generated from operations	1,140	1,322
	Adjustments:
34	Dividends received from joint ventures	6	26
(47)	Purchases of property, plant and equipment	(15)	(21)
2	Proceeds from disposals of property, plant and equipment	–	2
(333)	Expenditure on internally developed intangible assets	(153)	(150)
(85)	Repayment of lease principal (net)	(42)	(42)
63	Payments in relation to acquisition-related costs	33	28
44	Pension recovery payment	–	–
2,402	Adjusted cash flow	969	1,165

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Summary financial information in euros

RELX 2020 I Interim results 30

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2019 €m		2020 €m	2019 €m
8,976	Revenue	3,991	4,471
2,395	Operating profit	852	1,205
2,106	Profit before tax	759	1,152
1,716	Net profit attributable to RELX PLC shareholders	625	896
2,840	Adjusted operating profit	1,070	1,426
2,508	Adjusted profit before tax	978	1,314
2,061	Adjusted net profit attributable to RELX PLC shareholders	813	1,029
€	Basic earnings per share	€	€
€0.883	RELX PLC	€0.324	€0.459
€1.060	Adjusted earnings per share	€0.422	€0.527

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2019 €m		2020 €m	2019 €m
2,381	Net cash from operating activities	894	1,128
(835)	Net cash used in investing activities	(994)	(453)
(1,515)	Net cash used in financing activities	158	(673)
31	Increase in cash and cash equivalents	58	2
2,738	Adjusted cash flow	1,105	1,340

Condensed consolidated statement of financial position

As at 31 December		Six months ended 30 June
2019 €m		2020 €m	2019 €m
13,386	Non-current assets	13,989	13,415
2,885	Current assets	2,472	2,364
16,271	Total assets	16,461	15,779
7,018	Current liabilities	5,237	5,273
6,669	Non-current liabilities	8,917	8,006
13,687	Total liabilities	14,154	13,279
2,584	Net assets	2,307	2,500

Summary financial information in US dollars

RELX 2020 I Interim results 31

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2019 US$m		2020 US$m	2019 US$m
10,079	Revenue	4,411	5,016
2,689	Operating profit	941	1,352
2,364	Profit before tax	839	1,293
1,926	Net profit attributable to RELX PLC shareholders	690	1,005
3,188	Adjusted operating profit	1,183	1,600
2,816	Adjusted profit before tax	1,081	1,474
2,314	Adjusted net profit attributable to RELX PLC shareholders	898	1,155
US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.991	RELX PLC (Each ADS comprises one ordinary share)	$0.358	$0.515
$1.191	Adjusted earnings per American Depositary Share (ADS)	$0.466	$0.592

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2019 US$m		2020 US$m	2019 US$m
2,674	Net cash from operating activities	988	1,265
(938)	Net cash used in investing activities	(1,099)	(508)
(1,701)	Net cash used in financing activities	175	(754)
35	Increase in cash and cash equivalents	64	3
3,075	Adjusted cash flow	1,221	1,503

Condensed consolidated statement of financial position

As at 31 December		Six months ended 30 June
2019 US$m		2020 US$m	2019 US$m
15,088	Non-current assets	15,769	15,211
3,252	Current assets	2,786	2,681
18,340	Total assets	18,555	17,892
7,910	Current liabilities	5,904	5,979
7,517	Non-current liabilities	10,051	9,078
15,427	Total liabilities	15,955	15,057
2,913	Net assets	2,600	2,835

Independent review report to RELX PLC

RELX 2020 I Interim Results 32

Introduction

We have been engaged by RELX PLC (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP

London

22 July 2020

Directors’ responsibility statement

RELX 2020 I Interim Results 33

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed in the RELX Annual Report and Financial Statements 2019, other than Adrian Hennah who retired as a director following the Annual General Meeting of RELX PLC held on 23 April 2020.

By order of the Board of RELX PLC 22 July 2020

A J Habgood Chair	N L Luff Chief Financial Officer

Investor information

RELX 2020 I Interim Results 34

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £34bn/€37bn/$43bn.

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom

Investor information

RELX 2020 I Interim Results 35

Financial calendar

23 July 2020	Interim results announcement for the six months to 30 June 2020
30 July 2020	Ex-dividend date – 2020 interim dividend
31 July 2020	Record date – 2020 interim dividend
17 August 2020	Dividend Currency and DRIP election deadline
20 August 2020	Euro interim dividend equivalent announcement
2 September 2020	Payment date – 2020 interim dividend
22 October 2020	Trading Update issued in relation to the nine months to 30 September 2020

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC

London Stock Exchange
Ordinary shares (REL) – ISIN No. GB00B2B0DG97 Euronext AmsterdamOrdinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108
Each ADR represents one ordinary share

Investor information

RELX 2020 I Interim Results 36

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel:+44 (0)20 7166 5500 Fax:+44 (0)20 7166 5799

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel:0371 384 2960 Tel: +44 121 415 7047 (callers outside the UK)

RELX PLC ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit: www.relx.com This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.